
                      Emerson Radio Corp. and Subsidiaries
                             Exhibit 11 to Form 10-Q
                     Computation of Basic Earnings Per Share
                      (in thousands, except per share data)

                                 Nine Months Ended     Three Months Ended
                                    December 31,         December 31,
                                  1997       1996       1997      1996

Basic EPS
   Income (loss) . . . . . . .   $ (210)    $(16,409)   $  493   $ (5,643)
   Less:  Preferred Stock
      Dividends. . . . . . . .      327          525        89        175

   Income (loss) available to
     Common Stockholders
     (numerator) . . . . . . .     (537)     (16,934)      404    (5,818)

   Weighted average shares
      (denominator). . . . . .   43,463       40,281    47,394    40,295
   Basic earnings (loss) per
     share(1). . . . . . . . .  $  (.01)    $   (.42)  $   .01   $  (.14)



(1) Options and warrants to purchase approximately 1.1 million(a) and 670,000 shares of Common Stock at $1.00 to $2.88 and $1.10 to $4.00 per share, respectively, were outstanding during the period ending December 31, 1997 but were not included in the computation of diluted earnings per share because their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Convertible preferred stock equivalent to 15.8 million common shares, Convertible Senior Subordinated Debentures equivalent to 5.2 million common shares if converted are excluded from the computation of diluted earnings per share as their effect would be anti-dilutive.



(a) Excludes 600,000 options issued to Eugene I. Davis, a former executive, subject to litigation as more fully explained in Note 8.